FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                10 May, 2007


                               File no. 0-17630


                               Result of AGM



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Result of AGM


10th May 2007


CRH plc


Annual General Meeting held on Wednesday, 9th May 2007

All Resolutions proposed at the Annual General Meeting of the Company held on 9th May 2007 were duly passed, including the following items of special business:


Resolution 7:


"That, subject to the passing of Resolutions 5 and 9 at this meeting, for the purposes of Section 209 of the Companies Act 1990, the price range within which any treasury share (as defined therein) for the time being held by the Company may be re-issued off-market shall be as follows:


(a) the maximum price shall be an amount equal to 120 per cent of the Appropriate Price (as defined in paragraph (c)); and


(b)    the minimum price shall be:


       (i) in the case of an Option Scheme (as defined in paragraph (d) below), an amount equal to the option price as provided for in such Option Scheme, or


      (ii) in all other cases and circumstances where treasury shares are re-issued off-market, an amount equal to 95% of the Appropriate Price (as defined in paragraph (c)); and

(c) "Appropriate Price" means the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days: -


       (i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

      (ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or


     (iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

       and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price; if the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent; and


(d) "Option Scheme" means any scheme or plan which involves the issue of options to acquire Ordinary Shares in the Company and which has been approved by the Company's shareholders in General Meeting."


Resolution 8:


"That Article 8B of the Company's Articles of Association be amended by the deletion of paragraphs (a) and (b) thereof and the substitution therefor of paragraphs (a), (b), (c) and (d) of Resolution 7."


Enquiries:


Contact


Angela Malone
Company Secretary

Ph.: +353 1 6344 340


 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  10 May, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director